Bidafi, Inc.
Statements of Changes in Shareholders' Deficit
From December 31, 2019 to December 31, 2021
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, December 31, 2019	-	$ -	$ -	$ (170)	$ (170)
Issuance of common stock	1,000,000	1,000			1,000
Net loss				(2,469)	(2,469)
Balance, December 31, 2020	1,000,000	$ 1,000	$ -	$ (2,639)	$ (1,639)
Net loss				(5,329)	(5,329)
Balance, December 31, 2021	1,000,000	$ 1,000	$ -	$ (7,967)	$ (6,967)